UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010

Commission File Number: 001-33766

AGRIA CORPORATION
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Christopher Boddington
Name:	Christopher Boddington
Title:	Chief Financial Officer

Date: December 23, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release
99.2	New Zealand media announcement
99.3	Subscription Agreement dated December 23, 2010 among Agria Corporation, Agria Asia Investments Limited, Agria (Singapore) Pte Ltd. and New Hope Group
99.4	Lock-up Deed dated December 23, 2010 between Pyne Gould Corporation Limited and Agria (Singapore) Pte Ltd.
99.5	Takeover Notice dated December 23, 2010